Exhibit 12.1

	Computation of Ratio of Earnings to Fixed Charges (in thousands)
	Year ended December 31, 2009	Year ended December 31, 2008(1)	Year ended December 31, 2007(1)	Year ended December 31, 2006(1)	Year ended December 31, 2005
Earnings:
Pretax income	$29,256	$(49,897)	$(233,855)	$(18,277)	$49,299
Fixed charges	54,752	52,147	45,365	21,417	16,199
Amortization of capitalized interest	445	255	32	—	—
Capitalized interest	(325)	(5,946)	(5,057)	(990)	(293)
Total earnings	$84,128	$(3,441)	$(193,515)	$2,150	$65,205

Fixed charges:
Interest expense	$47,724	$46,737	$35,923	$17,303	$13,356
Amortized premiums, discounts and capitalized expenses related to indebtedness	7,001	5,367	9,140	3,418	1,784
Estimated interest expense within rental expense	27	43	302	696	1,059
Total fixed charges	$54,752	$52,147	$45,365	$21,417	$16,199

Ratio of earnings to fixed charges	1.54	—	—	0.10	4.03

(1)
The amount of additional earnings needed to obtain a ratio of earnings to fixed charges of 1x was approximately $55.6 million, $238.9 million and $19.3 million for the years ended December 31, 2008, 2007 and 2006, respectively.